UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Mexico City, February 3, 2025 – BBB Foods Inc. announced today the commencement of an underwritten public offering of 17,500,000 Class A common shares of BBB Foods Inc. which are being offered by certain selling shareholders pursuant to a registration statement on Form F-1 filed by BBB Foods Inc. with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the offering, the selling shareholders intend to grant the underwriters the option to purchase up to 2,625,000 additional Class A common shares.

J.P. Morgan and Morgan Stanley are acting as global coordinators of the offering. The offering will be made only by means of a prospectus. Copies of the preliminary prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

A registration statement on Form F-1 relating to the securities referred to herein has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tiendas 3B

BBB Foods Inc., a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” - a Mexican saying which translates to “Good, Nice and Affordable” - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB.”

For more information, please visit: https://www.investorstiendas3b.com

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

ave@tiendas3b.com

Signature

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBB Foods Inc.

Date: February 3, 2025 By: /s/ Eduardo Pizzuto

Name: Eduardo Pizzuto

Title: Chief Financial Officer and Investor Relations Officer